Exhibit 99.2

Freightos Reports Second Quarter 2024 Results with Record Performance Across KPIs

●	New records for transactions, GBV, revenue and Adjusted EBITDA, all exceeding management expectations
●	Acquisition of Shipsta expands company’s platform for importers/exporters while accelerating revenue growth and supporting reaching breakeven with cash on hand

August 19, 2024 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading vendor-neutral digital booking and payment platform for the international freight industry, today reported financial results for the quarter ended June 30, 2024, which report followed the announcement of the acquisition of Shipsta.

“Our robust second quarter performance underscores the growing strength and adoption of our platform in the international freight market. The acquisition of Shipsta, announced earlier today, marks a significant milestone in our journey to digitalize freight booking and procurement, by expanding our footprint in global freight tenders,” said Zvi Schreiber, CEO of Freightos. “Building on our first quarter momentum, we’ve continued to focus on high-value initiatives and strategic expansion. As we move forward, we remain committed to driving innovation and capturing the vast opportunities in the air and ocean freight markets, positioning us for sustained growth and value creation in this hugely important industry.”

“Our second quarter results highlight robust performance across all key metrics,” said Ran Shalev, CFO of Freightos. “We’re adjusting our 2024 guidance within our original range to reflect caution with respect to conditions in Europe and the disruption to shipping patterns in Asia due to the Red Sea crisis. The acquisition of Shipsta is expected to add a small loss, but due to strong execution and tight management of expenses, we are pleased to guide for a lower EBITDA loss than previously expected for the full year. This execution, combined with the strategic acquisition of Shipsta, reinforces our market position and keeps us on track to achieve positive Adjusted EBITDA by the end of 2026, as well as our long-term goals of growth, enhanced profitability, and cash generation.”

Second Quarter 2024 Financial Highlights

●	Revenue of $5.7 million for the second quarter of 2024, an increase of 11% compared to $5.1 million in the second quarter of 2023.
●	IFRS gross margin of 64.9%, up from 57.3% in the second quarter of 2023. Non-IFRS gross margin of 72.0%, up from 65.0% for the second quarter of 2023.
●	IFRS operating loss of $4.6 million, compared to $5.9 million for the second quarter of 2023.
●	Adjusted EBITDA of negative $3.1 million, compared to negative $5.3 million for the second quarter of 2023.
●	Cash and cash equivalents and short term bank deposit amounting to $47.4 million at the end of June 2024.

Recent Business Highlights

●	Shipsta: Freightos announced today the acquisition of Shipsta, a leading freight tender procurement platform used by dozens of Global 1000 enterprises to procure freight at scale from leading freight forwarders and carriers. This transaction expands Freightos’ existing industry-leading spot pricing, quoting, and booking capabilities, by adding tender procurement, thereby advancing Freightos’ vision of comprehensive freight digitization. This acquisition accelerates Freightos’ growth and supports its financial goals of achieving positive Adjusted EBITDA by the end of 2026 with available funds. A separate press release provides more detail.
●	Transactions Growth: Freightos achieved a record 316.5 thousand Transactions in the Second quarter of 2024, up 32% year over year. This was the 18th consecutive quarter of record Transactions. The Platform’s growth once again significantly outpaced market growth: Global air cargo volumes according to IATA data grew 15% year on year, and global ocean shipping volumes grew 6%.
●	Gross Booking Value Growth: Gross Booking Value (GBV) was $203.4 million in the second quarter, up 31% compared to the second quarter of 2023, and significantly above management’s expectations. This outperformance stems mostly from the sustained high freight rates that continue to be driven by the Red Sea crisis.
●	Unique Buyer Users: The number of Unique buyer users digitally booking freight services across the Freightos Platform grew by 16% compared to the second quarter of 2023, reaching 19.1 thousand.
●	Revenue Growth: Revenue of $5.7 million reflected strong growth of air cargo digital bookings and revenue from SaaS Solutions. Total Platform revenue in the second quarter was $2.0 million, up 11% from the second quarter of 2023, and Solutions revenue was $3.6 million, up 11% year over year.
●	Carrier Growth: The number of carriers selling on the Platform, primarily on WebCargo, increased to 51 for the second quarter of 2024. Among the recent carrier additions is Singapore Airlines, the addition of which was announced in May. Freightos also recently announced the addition of Coyne Airways and Thai Airways to its platform.

Financial Outlook

Management Expectations
	Q3 2024	FY 2024
Transactions	323,500 - 332,500	1,280,000 - 1,300,000
Year over Year Growth	20% - 24%	25% - 27%
GBV ($m)	$ 198.0 - $ 203.5	$ 804.0 - $ 816.5
Year over Year Growth	23% - 27%	20% - 22%
Revenue ($m)	$ 5.9 - $ 6.0	$ 23.4 - $ 23.7
Year over Year Growth	16% - 18%	15% - 17%
Adjusted EBITDA ($m)	$ (3.4) - $ (3.3)	$ (13.6) - $ (13.4)

This outlook assumes freight price levels and freight volumes as of August 1st, 2024, and includes the consolidation of Shipsta as of August 16, 2024

Earnings Webcast

Freightos’ management will host a webcast and conference call to discuss the results today, August 19, 2024 at 8:30 a.m. EST. Christian Wilhelm, founder and CEO of Shipsta, will join management to present Shipsta’s business. To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_9pLPTFSkSQ2euHunGhX1gw

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including including Freightos’ ability to successfully integrate the Shipsta business without disruption to its business; the ongoing military conflict in the Middle East; Freightos’ ability to effectively execute its previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 21, 2024, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles of the IFRS including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking non-IFRS data included under “Financial outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

●	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, share listing expense, change in fair value of warrants, transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp and reorganization expenses.
●	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.
●	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders often negotiating flat, all- inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, Shipsta by Freightos, 7LFreight by WebCargo, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2024	December 31, 2023
	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$21,001	$20,165
User funds	3,845	3,553
Trade receivables, net	2,336	1,880
Short-term bank deposit	26,395	20,000
Short-term investments	-	11,520
Other receivables and prepaid expenses	1,868	2,598
	55,445	59,716

Non-current Assets:
Property and equipment, net	475	583
Right-of-use assets, net	1,247	1,577
Intangible assets, net	6,643	7,607
Goodwill	15,628	15,628
Deferred taxes	1,112	969
Other long-term assets	1,602	1,605
	26,707	27,969

Total assets	$82,152	$87,685

Liabilities and Equity
Current liabilities:
Current maturity of lease liabilities	492	587
Trade payables	3,549	3,113
User accounts	3,845	3,553
Warrants liabilities	2,525	1,485
Accrued expenses and other payables	5,570	4,931
	15,981	13,669

Long Term Liabilities:
Lease liabilities	471	712
Employee benefit liabilities, net	1,395	1,256
Other long-term liabilities	-	6
	1,866	1,974

Equity:
Share capital	*)	*)
Share premium	258,387	256,194
Reserve from remeasurement of defined benefit plans	27	27
Accumulated deficit	(194,109)	(184,179)
Total equity	64,305	72,042

Total liabilities and equity	$82,152	$87,685

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
Revenue	$5,658	$5,093	$11,013	$9,916
Cost of revenue	1,984	2,175	3,989	4,188
Gross profit	3,674	2,918	7,024	5,728
Operating expenses:
Research and development	2,435	3,017	4,901	6,014
Selling and marketing	3,267	3,461	6,829	7,081
General and administrative	2,536	2,346	5,342	6,079
Share listing expense (1)	-	-	-	46,717
Transaction-related costs	-	-	-	3,703
Total operating expenses	8,238	8,824	17,072	69,594
Operating loss	(4,564)	(5,906)	(10,048)	(63,866)
Change in fair value of warrants	(1,324)	(553)	(1,040)	7,404
Finance income	637	838	1,275	1,690
Finance expenses	(70)	(90)	(137)	(223)
Financing income, net	567	748	1,138	1,467
Loss before taxes on income	(5,321)	(5,711)	(9,950)	(54,995)
Income taxes (tax benefit), net	(7)	-	(20)	3
Loss	$(5,314)	$(5,711)	$(9,930)	$(54,998)
Basic and diluted loss per Ordinary share	$(0.11)	$(0.12)	$(0.21)	$(1.33)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	48,151,487	47,481,609	48,057,015	41,802,993

(1)	Represents non-recurring, non-cash share-based listing expense incurred in connection with the business combination with Gesher I Acquisition Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Six months Ended
	June 30		June 30
	2024	2023	2024	2023

	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(5,314)	$(5,711)	$(9,930)	$(54,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	706	719	1,410	1,362
Share listing expense	-	-	-	46,717
Change in fair value of warrants	1,324	553	1,040	(7,404)
Changes in the fair value of contingent consideration	(6)	(645)	(6)	(903)
Share-based compensation	751	546	1,594	1,128
Operating expense settled by issuance of shares	-	-	351	-
Finance income, net	(561)	(745)	(1,132)	(1,206)
Income taxes (tax benefit), net	(7)	-	(20)	3
	2,207	428	3,237	39,697
Changes in asset and liability items:
Decrease (increase) in user funds	508	(215)	(298)	(189)
Increase (decrease) in user accounts	(508)	215	298	189
Increase in other receivables and prepaid expenses	(844)	(1,155)	(778)	(1,085)
Decrease (increase) in trade receivables	(311)	213	(495)	(239)
Increase (decrease) in trade payables	94	(617)	481	309
Increase (decrease) in accrued severance pay, net	44	(7)	114	(12)
Increase (decrease) in accrued expenses and other payables	718	342	696	(2,902)
	(299)	(1,224)	18	(3,929)
Cash received (paid) during the year for:
Interest received, net	816	116	2,356	475
Taxes paid, net	(174)	(54)	(186)	(54)
	642	62	2,170	421
Net cash used in operating activities	(2,764)	(6,445)	(4,505)	(18,809)
Cash flows from investing activities:
Purchase of property and equipment	(9)	(22)	(17)	(68)
Proceeds from sale of property and equipment	-	-	2	1
Payment of payables for previous acquisition of a subsidiary	-	-	-	(136)
Investment in long-term assets	(30)	-	(30)	(347)
Withdrawal of a deposit	25	106	33	-
Withdrawal of (investment in) short term investments, net	11,520	(30,920)	11,520	(30,920)
Investment in short-term bank deposit, net	-	-	(6,000)	(20,000)
Net cash provided by (used in) investing activities	11,506	(30,836)	5,508	(51,470)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	-	-	-	76,044
Repayment of lease liabilities	(155)	(147)	(305)	(287)
Repayment of short-term bank loan and credit	-	-	-	(2,504)
Exercise of options	175	-	197	19
Net cash provided by (used in) financing activities	20	(147)	(108)	73,272
Exchange differences on balances of cash and cash equivalents	(33)	(56)	(59)	(191)
Increase (decrease) in cash and cash equivalents	8,729	(37,484)	836	2,802
Cash and cash equivalents at the beginning of the period	12,272	46,778	20,165	6,492
Cash and cash equivalents at the end of the period	$21,001	$9,294	$21,001	$9,294
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$-	$161	$-	$161
Issuance of shares for previous acquisition of a subsidiary	$-	$-	$-	$113
Receivables on account of exercise of options	$51	$-	$51	$-

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
IFRS gross profit	$3,674	$2,918	$7,024	$5,728
Add:
Share-based compensation	89	77	190	159
Depreciation and amortization	312	314	623	556
Non-IFRS gross profit	$4,075	$3,309	$7,837	$6,443
IFRS gross margin	64.9%	57.3%	63.8%	57.8%
Non-IFRS gross margin	72.0%	65.0%	71.2%	65.0%

RECONCILIATION OF IFRS OPERATING LOSS TO ADJUSTED EBITDA

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
Operating loss	$(4,564)	$(5,906)	$(10,048)	$(63,866)
Add:
Share-based compensation	751	546	1,594	1,128
Depreciation and amortization	706	719	1,410	1,362
Share listing expense	-	-	-	46,717
Non-recurring expenses	-	-	-	499
Transaction-related costs	-	-	-	3,703
Changes in the fair value of contingent consideration	-	(642)	-	(642)
Operating expense settled by issuance of shares	-	-	351	-
Adjusted EBITDA	$(3,107)	$(5,283)	$(6,693)	$(11,099)
Adjusted EBITDA margins	-55%	-104%	-61%	-112%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

	(unaudited)		(unaudited)
IFRS loss attributable to ordinary shareholders	$(5,314)	$(5,711)	$(9,930)	$(54,998)
Add:
Share-based compensation	751	546	1,594	1,128
Depreciation and amortization	706	719	1,410	1,362
Share listing expense	-	-	-	46,717
Non-recurring expenses	-	-	-	499
Transaction-related costs	-	-	-	3,703
Changes in the fair value of contingent consideration	(6)	(645)	(6)	(903)
Operating expense settled by issuance of shares	-	-	351	-
Change in fair value of warrants	1,324	553	1,040	(7,404)
Non IFRS loss	$(2,539)	$(4,538)	$(5,541)	$(9,896)
Non IFRS basic and diluted loss per Ordinary share	$(0.05)	$(0.10)	$(0.12)	$(0.25)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	48,151,487	47,481,609	48,057,015	41,802,993